Exhibit 99.1

CENTRAL GOLDTRUST

NOTICE OF MEETING

- AND -

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF UNITHOLDERS

To be held on January 15, 2016 at 9:00 a.m. (Toronto time)

December 17, 2015

NOTICE OF SPECIAL MEETING OF

THE UNITHOLDERS OF CENTRAL GOLDTRUST

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders of units (“Units”) of Central GoldTrust will be held at 9:00 a.m. (Toronto time) on Friday, January 15, 2016 at St. Andrew’s Club and Conference Centre, Executive One Boardroom, 150 King Street West, Toronto, Ontario, Canada for the following purposes:

Business of the Meeting

At the Meeting, Unitholders will be asked:

(1)	to consider, and if thought fit, to adopt special resolutions (the “Merger Resolutions”) in the form attached to the accompanying management information circular of Central GoldTrust dated December 17, 2015 (the “Circular”) authorizing a merger transaction between Central GoldTrust and Sprott Physical Gold Trust involving the transfer of substantially all of the assets and liabilities of Central GoldTrust (other than the administrative services agreement between Central GoldTrust and its administrator, Central Gold Managers Inc., dated as of April 28, 2003, as amended on April 24, 2008) to Sprott Physical Gold Trust in exchange for units of Sprott Physical Gold Trust based on the relative net asset value per unit of Sprott Physical Gold Trust and Central GoldTrust and additional consideration of U.S.$0.10 per Central GoldTrust unit payable in units of Sprott Physical Gold Trust, all as further described in the Circular; and

(2)	to consider such other business that may properly come before the Meeting or any adjournment or postponement thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice of Meeting.

Record Date for Notice and Voting

The Board of Trustees has fixed December 19, 2015 as the record date for the Meeting (the “Record Date”). Only holders of Units (“Unitholders”) of record on the Record Date (or a holder of a power of attorney granted by such holders) are entitled to vote at the Meeting or any adjournment or postponement thereof.

Your vote is important regardless of the number of Units you own. Please vote today using the enclosed GREEN form of proxy.

You are entitled to receive notice of and vote at the Meeting or any adjournment or postponement thereof if you were a Unitholder on the Record Date. If you have deposited your units to the Sprott Offer (as defined in the Circular) and have not withdrawn them prior to the Meeting, the power of attorney in section 12 of the Sprott Offer Letter of Transmittal (as defined in the Circular) will be used by Sprott Asset Management Gold Bid LP to vote for the Merger Resolutions. Holders of Central GoldTrust units are permitted to withdraw their Deposited GTU Units (as defined in the Circular) from the Sprott Offer; however, Central GoldTrust has been advised by Sprott Asset Management Gold Bid LP that if a holder of Units does not withdraw its Deposited GTU Units from the Sprott Offer, the power of attorney in section 12 of the Sprott Offer Letter of Transmittal will be used by Sprott Asset Management Gold Bid LP to vote for the Merger Resolutions.

Registered Unitholders

Any registered Unitholder who is unable to be present at this Meeting is requested to complete, date, sign and return the enclosed GREEN form of proxy for delivery no later than 9:00 a.m. (Toronto time) on Wednesday, January 13, 2016 in accordance with the instructions set out in the GREEN form of proxy and in the Circular, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any reconvened Meeting. Alternatively, the GREEN form of proxy may be hand delivered to the registration table on the day of the Meeting prior to the commencement of the Meeting.

Non-Registered Unitholders

Beneficial (non-registered) Unitholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. Beneficial (non-registered) Unitholders should refer to the information provided under the heading “Voting Instructions” in the accompanying Circular for further details. If your Units are held in an account with a brokerage firm or an intermediary thereof, you are a beneficial (non-registered) Unitholder.

Dated this 17th day of December, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

(Signed) “Sharon Ranson”

Sharon Ranson
Lead Trustee

CENTRAL GOLDTRUST

MANAGEMENT INFORMATION CIRCULAR

DECEMBER 17, 2015

Capitalized terms used in this management information circular and the accompanying proxy materials (the “Circular”) but not otherwise defined herein are defined in the accompanying Glossary.

The information contained in this Circular is given as of December 17, 2015, except as otherwise noted.

This Circular is furnished in connection with the solicitation of proxies by the trustees of Central GoldTrust (“GoldTrust”) for use at the special meeting of the holders (the “Unitholders”) of units of GoldTrust (the “Units”) or any postponements or adjournments thereof (the “Meeting”) to be held at 9:00 a.m. (Toronto time) on Friday, January 15, 2016 at St. Andrew’s Club and Conference Centre, Executive One Boardroom, 150 King Street West, Toronto, Ontario, Canada for the purposes set forth in the accompanying Notice of Meeting (the “Notice”).

In this Circular, (i) “Unitholder” means a Registered Unitholder and a Beneficial Unitholder; (ii) a “Registered Unitholder” means a unitholder of GoldTrust who holds Units in his/her/its own name and whose name appears on the register of GoldTrust as the registered holder of Units; (iii) a “Beneficial Unitholder” means a unitholder of GoldTrust who does not hold Units in his/her/its own name and instead holds his/her/its Units through an Intermediary; and (iv) an “Intermediary” refers to a broker or other custodian, intermediaries, nominees and fiduciaries that holds securities on behalf of a Beneficial Unitholder.

References to currencies or “$” herein refer to Canadian dollars unless otherwise specified.

Sprott Physical Gold Trust has filed a Registration Statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) registering the issuance of the PHYS Units offered to U.S. Unitholders pursuant to the Sprott Offer and Merger as required by the U.S. Securities Act. U.S. Unitholders are encouraged to read the Registration Statement, including the documents incorporated by reference therein, as it contains important information about Sprott Physical Gold Trust and PHYS Units. The Registration Statement was prepared by Sprott Physical Gold Trust, and GoldTrust takes no responsibility for the accuracy or completeness of its contents.

SOLICITATION OF PROXIES

The enclosed GREEN form of proxy is solicited by or on behalf of GoldTrust. Solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone, facsimile, e-mail or in person by representatives of GoldTrust. The costs of soliciting proxies will be borne by GoldTrust.

GoldTrust may make arrangements with soliciting dealers, dealer managers or information agents (collectively, “Soliciting Dealers”) either within or outside of Canada for customary compensation for soliciting proxies in connection with the Meeting if it considers it appropriate to do so. No fee or commission would be payable by a Unitholder who makes use of the services of a Soliciting Dealer to tender their proxies in connection with the Meeting.

DELIVERY OF PROXIES

Proxies to be used at the Meeting must be deposited with GoldTrust or with GoldTrust’s transfer agent CST Trust Company, by mail in an envelope addressed to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by hand delivery to CST Trust Company, 320 Bay Street, Basement Level (B1 Level), Toronto, Ontario M5H 4A6 or by facsimile to (416) 368-2502 (within the Toronto area) or 1-866-781-3111 (outside the Toronto area), no later than 9:00 a.m. (Toronto time) on Wednesday, January 13, 2016, or in the case of an adjournment or postponement, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before any reconvened Meeting. The time limit for the deposit of proxies may be waived by the Chair of the Meeting at his or her discretion.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Circular constitute forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, included or incorporated by reference in this Circular are Forward-Looking Statements, including statements regarding activities, events or developments that GoldTrust expects or anticipates may occur in the future. These Forward-Looking statements can be identified by the use of forward-looking words such as “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe” or “continue” or similar words or the negative thereof. No assurance can be given that the plans, intentions or expectations or assumptions upon which these Forward-Looking Statements are based will prove to be correct and such Forward-Looking Statements included in the Circular should not be unduly relied upon. Forward-Looking Statements in this Circular include, but are not limited to: the market for PHYS Units; the value of the PHYS Units to be received as consideration under the Merger; the ability of the Offeror to complete the Merger; any commitment to acquire the Units; the tax consequences of the proposed Merger; any steps or actions that the Offeror might take using the amended powers of attorney it has solicited under the Sprott Offer; the anticipated costs, risks and uncertainties associated with the Sprott Offer; the anticipated timing, mechanics completion and settlement of the Sprott Offer; any anticipated results or performance of Sprott Physical Gold Trust or any other affiliates of the Offeror; and any anticipated changes to the market price of PHYS Units.

Forward-Looking Statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such Forward-Looking Statements. These factors include the completion of the Merger, no significant and continuing adverse changes in general economic conditions or conditions in the financial markets, no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates, the timing and receipt of various governmental and stock exchange approvals and certain tax matters, including, but not limited to current tax laws and regulations. Unitholders are cautioned that all Forward-Looking Statements involve risks and uncertainties, including those risks and uncertainties detailed in GoldTrust’s filings with applicable Canadian securities regulatory authorities, copies of which are available at www.sedar.com and with the SEC at www.sec.gov. GoldTrust urges you to carefully consider those factors.

These Forward-Looking Statements speak only as to GoldTrust’s beliefs and expectations as of the date of this Circular. Except as required by applicable securities laws, GoldTrust does not intend and does not assume any obligations to update or revise the Forward-Looking Statements, whether as a result of new information, future events or otherwise. In addition, this Circular may contain Forward-Looking Statements drawn from or attributed to third party sources. The Forward-Looking Statements contained in this Circular are expressly qualified in their entirety by this cautionary statement.

INFORMATION REGARDING SPROTT ASSET MANAGEMENT

Unless otherwise noted, the information concerning Sprott Asset Management LP (“SAM”), Sprott Physical Gold Trust and their respective affiliates contained or incorporated by reference in this Circular has been taken from or is based solely upon publicly available documents or records on file with Canadian securities regulatory authorities and the SEC and other public sources. Although GoldTrust has no knowledge that would indicate that any information contained herein taken from or based upon such documents, records and sources is untrue or incomplete, GoldTrust does not assume any responsibility for the accuracy or completeness of such information or for any failure by SAM, Sprott Physical Gold Trust or their respective affiliates to disclose material information which may affect the significance or accuracy of any such information.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, GoldTrust has outstanding 19,299,000 Units without nominal or par value, each carrying the right to one vote per Unit at the Meeting.

To the knowledge of the Board of Trustees and the senior executive officers of GoldTrust, no one person or company beneficially owns, directly or indirectly, or exercises control or direction over Units carrying over ten percent (10%) of the voting rights attached to all Units.

BUSINESS OF THE MEETING

On April 23, 2015, SAM publicly announced its intention to commence an offer to acquire all of the outstanding units of GoldTrust in exchange for units of Sprott Physical Gold Trust (“PHYS Units”). Sprott Physical Gold Trust is an investment fund managed by SAM. Pursuant to an offer dated as of May 27, 2015, as amended by the Notice of Extension and Variation dated as of June 22, 2015, the Notice of Extension and Variation dated as of July 7, 2015, the Notice of Extension and Variation dated as of August 4, 2015, the Notice of Change dated as of August 18, 2015, the Notice of Change dated as of August 28, 2015, the Notice of Variation dated as of September 4, 2015, the Notice of Extension dated as of September 18, 2015 and the Notice of Extension and Variation dated as of October 9, 2015, the Notice of Extension dated November 2, 2015, the Notice of Variation dated November 4, 2015, the Notice of Extension and Change dated November 20, 2015 and the Notice of Variation and Change dated as of December 17, 2015 (as amended and varied from time to time, the “Sprott Offer”) and the related take-over bid circular (as amended and varied from time to time, the “Sprott Bid Circular” and together with the Sprott Offer and, as amended and varied from time to time, the “Sprott Offer and Circular”), Sprott Asset Management Gold Bid LP (the “Offeror”) offered to purchase all of the issued and outstanding Units for consideration per Unit consisting of PHYS Units based on the NAV to NAV Exchange Ratio plus the Bonus Consideration. The “NAV to NAV Exchange Ratio” means, for each Unit, such number of PHYS Units as is equal to (A) the Net Asset Value per Unit (as calculated, in accordance with the Declaration of Trust, on the second business day prior to the Expiry Date, including, in the case of GoldTrust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date) divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date).

The Offeror has advised GoldTrust that it will announce the NAV to NAV Exchange Ratio (and, therefore, the number of PHYS Units to be received by Unitholders in exchange for their Units excluding the Bonus Consideration) by issuing a press release no later than 9:00 a.m. (Toronto time) on the business day prior to the Expiry Date. The Offeror has also advised that the Bonus Consideration amount will be announced in the same manner.

In connection with the the Sprott Offer, the Offeror must complete the “Merger”, which will consist of: (i) the contribution, directly or indirectly, by the Offeror to GoldTrust of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding Units (other than those Units held by or on behalf of the Offeror); (ii) the distribution of the Bonus Consideration referred to in (i) by GoldTrust to Unitholders (other than in respect of those Units held by or on behalf of the Offeror); (iii) the transfer of substantially all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units; and (iv) the distribution of such PHYS Units to Unitholders, on the basis of the NAV to NAV Exchange Ratio, on a redemption of the Units, immediately following and conditional on take-up of, and payment for, Units under the Sprott Offer.

On November 25, 2015, a special committee consisting of members of the then Board of Trustees of GoldTrust unanimously recommended that the then trustees authorize and direct GoldTrust to enter into a definitive agreement regarding the proposed conversion of GoldTrust to an exchange-traded fund (the “ETF Conversion”) and recommend to Unitholders that the ETF Conversion be approved at a special meeting of Unitholders to be held on January 26, 2016. The definitive agreement, dated November 26, 2015 (the “Purpose Agreement”), among Purpose Investments Inc. (“Purpose”), Silver Administrators Ltd., Silver Bullion Trust, the Administrator and GoldTrust was entered into on behalf of GoldTrust by the then trustees. The then trustees prepared and mailed to Unitholders a Notice of Special Meeting of Unitholders and Management Information Circular dated December 4, 2015 (the “ETF Circular”), recommending Unitholders to, among other matters, authorize the ETF Conversion. The ETF Circular was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under GoldTrust’s profile.

On December 7, 2015, the Offeror, on behalf of Depositing GTU Unitholders and utilizing a power of attorney granted under the Sprott Offer Letter of Transmittal, executed and delivered to GoldTrust, written resolutions, removing the then trustees of GoldTrust (other than the Administrator Nominee, J.C. Stefan Spicer), being Brian E. Felske, Glenn C. Fox, Bruce D. Heagle, Ian M.T. McAvity, Michael A. Parente and Jason Schwandt, and replacing such individuals with the following current Trustees, being Marc Faber, James R. Fox, Sharon Ranson, John Wilson and Rosemary Zigrossi. Immediately following this removal and replacement of the then trustees of GoldTrust, the Offeror, on behalf of Depositing GTU Unitholders and utilizing a power of attorney granted under the Sprott Offer Letter of Transmittal, executed and delivered to GoldTrust a requisition (the “Sprott Requisition”) in connection with a special meeting of Unitholders to consider the “Special Resolutions”, being certain special resolutions of Unitholders required in connection with the completion of the Sprott Offer and the Merger, including the authorization of the Merger by Unitholders as required under section 9.3 of the Declaration of Trust.

In the Sprott Requisition, the Offeror indicated that the Offeror would extend the Sprott Offer such that it will expire at 5:00 p.m. (Toronto time) on January 12, 2016 and that the Offeror would make such other amendments to the Sprott Offer as would, subject to the approval of the business set out in the Sprott Requisition, allow Exchange Offer Electing GTU Unitholders (as defined in the Sprott Offer) to participate in the Sprott Offer in the manner currently contemplated therein. In the Sprott Requisition, the Offeror also stated that it is not likely to extend the Sprott Offer beyond January 12, 2016 and that Unitholders may be deprived of the opportunity to participate in the Sprott Offer if the proposed business was not considered on or before such date.

On December 9, 2015, Sprott Physical Gold Trust and the Offeror announced that, as January 15, 2016 was determined to be the earliest possible date for a special meeting of Unitholders in response to the Sprott Requisition, the expiry time of the Sprott Offer was extended to 5:00 p.m. (Toronto time) on January 15, 2016. On December 9, 2015, the Trustees met to consider the Sprott Requisition. Messrs. Wilson, Fox and Spicer declared an interest in the Sprott Requisition and abstained from voting. The remaining Trustees, being Mr. Faber and Mmes. Ranson and Zigrossi (the “Specified Trustees”) resolved to call the Meeting to consider the business set forth in the Sprott Requisition.

On December 11, 2015, counsel to the Specified Trustees received a letter from counsel to Purpose advising that Purpose had serious concerns regarding GoldTrust’s commitment to the Purpose Agreement and GoldTrust’s compliance with it.

On December 14, 2015, the trustees established a special committee of the Board of Trustees consisting of Mr. Faber and Mmes. Ranson and Zigrossi (the “Special Committee”) to consider and evaluate the Sprott Offer and the Purpose Agreement and all matters related thereto.

On December 16, 2015, Purpose advised GoldTrust that it intended to terminate the Purpose Agreement with respect to GoldTrust pursuant to section 7.1(g) thereof, including for matters outlined in the letter of December 11, 2015. Purpose proposed to enter into a letter agreement (the “Letter Agreement”) among GoldTrust, the Offeror and Purpose, among others, setting out the rights of the parties in connection with Purpose’s termination of the Purpose Agreement. The Special Committee reviewed the terms of Letter Agreement and determined to recommend to the Board of Trustees that GoldTrust’s entry into the Letter Agreement was in the best interests of GoldTrust. Upon the Trustees’ review and based on the recommendation of the Special Committee, the members of the Board of Trustees in attendance and entitled to vote on the matter determined that GoldTrust’s entry into the Letter Agreement was in the best interests of GoldTrust and authorized and approved GoldTrust’s entry into such agreement.

On December 16, 2015, GoldTrust entered into the Letter Agreement and announced the termination of the Purpose Agreement. In connection with the Letter Agreement, on such date, GoldTrust announced that it will cancel the special meeting of GoldTrust unitholders previously scheduled for January 26, 2016 to consider the ETF Conversion.

PARTICULARS OF THE MATTERS TO BE ACTED UPON

Sprott Requisition

The principal item of business to be addressed at the Meeting is to consider the business set forth in the Sprott Requisition, being the following special resolutions of Unitholders (the “Merger Resolutions”), which are also set out in Appendix A to this Circular:

(a)	the Merger, and any ancillary matters in connection therewith, are approved and the Offeror is authorized to execute, on behalf of GoldTrust, the Merger Agreement in connection with the Merger on substantially the terms described in the Sprott Offer and Circular;

(b)	the amendment of the Declaration of Trust to provide, in connection with the Merger, following the transfer of substantially all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units, for the retention or reacquisition of one Unit by the Offeror as provided in the Merger Agreement, if advisable, and subject to the foregoing, for the redemption of all outstanding Units and the distribution of such PHYS Units to the Unitholders on the basis of the NAV to NAV Exchange Ratio in full and final satisfaction of such Unitholders’ rights, is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing;

(c)	the amendment of the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any Units taken up under the Sprott Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing;

(d)	the Trustees and all officers of GoldTrust are directed to cooperate in all respects with the Offeror and Sprott Physical Gold Trust in connection with the Merger;

(e)	the amendment of the Declaration of Trust to enable the Offeror, notwithstanding anything to the contrary contained therein, to take such acts as are determined by the Offeror to be necessary or appropriate to give effect to the Merger Resolutions and the Merger is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing; and

(f)	the general partner of the Offeror, Sprott Asset Management Gold Bid GP Inc. and any other persons designated by the Offeror in writing, are authorized to execute and deliver all documents and do all acts or things, on behalf of GoldTrust or otherwise, as may be necessary or desirable to give effect to the foregoing resolutions.

For the Merger Resolutions to be effective, they require the favourable vote of at least 66 ⅔% of the Units voted in person or by proxy at the Meeting.

The Merger and Merger Agreement

The Merger

The Merger will consist of: (i) the contribution, directly or indirectly, by the Offeror to GoldTrust of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding Units (other than those Units held by or on behalf of the Offeror); (ii) the distribution of the Bonus Consideration referred to in (i) by GoldTrust to Unitholders (other than in respect of those Units held by or on behalf of the Offeror); (iii) the transfer of substantially all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units; and (iv) the distribution of such PHYS Units to Unitholders, on the basis of the NAV to NAV Exchange Ratio, on a redemption of the Units, immediately following and conditional on take-up of, and payment for, Units under the Sprott Offer.

Merger Agreement

Conditional on the approval of the Merger Resolutions, the Offeror would sign and deliver, on behalf of GoldTrust, a merger agreement (the “Merger Agreement”) with Sprott Physical Gold Trust immediately following the Meeting. The following is a summary of the material terms of the proposed Merger Agreement. It is qualified in its entirety by reference to the full text thereof, a copy of which is attached to this Circular as Appendix B.

Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, the Offeror would agree to contribute, or cause to be contributed, the Bonus Consideration to GoldTrust, GoldTrust would agree to distribute the Bonus Consideration to Unitholders (other than in respect of Units held by or on behalf of the Offeror) and Sprott Physical Gold Trust would agree to acquire substantially all of the assets and assume all of the liabilities of GoldTrust (other than the Administration Agreement) in return for such number of PHYS Units as is determined by the NAV to NAV Exchange Ratio based on the then outstanding Units.

The closing of the transactions under the Merger Agreement would occur, subject to the terms and conditions of the Merger Agreement, on such date as is specified in writing by Sprott Physical Gold Trust. GoldTrust would then redeem all outstanding Units and distribute the PHYS Units to such holders of Units on the same terms as under the Sprott Offer. Any PHYS Units received by the Offeror as a holder of Units at such time would be cancelled. Notwithstanding the foregoing, the Offeror may retain or reacquire one Unit in its sole discretion to keep GoldTrust in existence.

If Sprott Physical Gold Trust determines, in its sole discretion, that it is desirable or required by law to do so, GoldTrust shall, in respect of any PHYS Units that would otherwise be received by any one or more former beneficial Unitholder(s) or class(es) thereof in connection with the Merger in any one or more non-Canadian or non-U.S. jurisdiction(s), distribute such PHYS Units to a person designated by Sprott Physical Gold Trust who shall receive the PHYS Units as agent for such persons and shall, as agent for such persons, as expeditiously as is commercially reasonable thereafter, sell such PHYS Units through the facilities of the TSX or NYSE Arca and pay to such persons the net proceeds thereof, after disposition costs and less any applicable withholding taxes and without interest. Sprott Physical Gold Trust and GoldTrust shall not have any liability to any person in connection with the sale of PHYS Units in accordance with the foregoing. No trustee, broker or agent designated by Sprott Physical Gold Trust to effect a sale of PHYS Units in accordance with the foregoing shall have any liability to GoldTrust or any affected beneficial Unitholder in connection therewith, except in the event of gross negligence or willful misconduct by such trustee, broker or agent.

In the Merger Agreement, while there would be no representations or warranties of either party, GoldTrust would agree to: (i) co-operate (and to cause its advisors to co-operate) in proceeding with the transactions contemplated therein (including, without limitation, cooperation with respect to any regulatory or stock exchange filings) and not to take any actions inconsistent therewith; (ii) conduct its business and activities in the ordinary course in substantially the same manner as previously conducted, except that it will not: (a) enter into or renew or amend any agreements (including without limitation administration, custodial or insurance arrangements), (b) make any capital expenditures, (c)  make any changes to its capitalization (including borrowings, guarantees or amendments to the terms of debt), (d) declare or make any payments or distributions to Unitholders (except as contemplated in the Merger Agreement), or (e) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of its respective trustees, directors or officers or the Administrator including with respect to the Administration Agreement, or (f) make any changes to its accounting practices, or (g) settle any litigation or claims, in each case without Sprott Physical Gold Trust’s prior express written approval; (iii) forthwith, upon request, provide full access or cause full access and cooperation to be provided to Sprott Physical Gold Trust, SAM and their representatives to its records, premises, employees and advisors; (iv) not amend the Declaration of Trust, except with the prior express written approval of Sprott Physical Gold Trust; (v) not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any Units or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, Units, in each case without Sprott Physical Gold Trust’s prior express written approval; (vi) take or fail to take any action within its reasonable control which would result in a condition specified in the Merger Agreement not being satisfied; (vii) prepare and execute, and assist Sprott Physical Gold Trust with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the GoldTrust assets; and (viii) immediately advise Sprott Physical Gold Trust verbally and in writing of any material developments or changes with respect to its business and affairs, and to send Sprott Physical Gold Trust for its comments a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority or Governmental Authority as sufficiently in advance of filing or release as is possible.

Each party to the Merger Agreement would be responsible for its own costs and expenses (provided however that SAM and the Offeror have separately agreed with Sprott Physical Gold Trust to pay all costs and expenses of Sprott Physical Gold Trust), and the Merger Agreement would be governed by the laws of Ontario.

Letter of Transmittal in Connection with the Merger

If the Merger Resolutions are passed and the Merger is completed, Depositing GTU Unitholders will not need to take any further steps in order to receive their PHYS Units. Non-Depositing GTU Unitholders will receive a separate letter of transmittal related to the Merger, which must be completed in order to receive their PHYS Units. This letter of transmittal will be mailed to Non-Depositing GTU Unitholders following approval of the Merger Resolutions.

Certain Legal and Regulatory Matters

GoldTrust is not aware of any governmental licences or regulatory permits that appear to be material to the business of GoldTrust which might be adversely affected by completion of the Merger.

In connection with the Merger, the approval of various Canadian and U.S. regulatory authorities having jurisdiction over the Offeror or GoldTrust is required. The principal approvals required are described below.

Canadian Securities Laws

The distribution of the PHYS Units under the Sprott Offer and the Merger is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of PHYS Units issued under the Sprott Offer or the Merger is subject to restrictions under the securities laws of certain Canadian provinces and territories, Unitholders in such provinces and territories will be able to rely on statutory exemptions from such restrictions where applicable.

United States Securities Laws

Sprott Physical Gold Trust has filed a Registration Statement on Form F-10 with the SEC registering the issuance of the PHYS Units offered to U.S. Unitholders pursuant to the Sprott Offer and Merger as required by the U.S. Securities Act. The resale of the PHYS Units offered to U.S. Unitholders by persons that are not “affiliates” (as defined in Rule 144 under the U.S. Securities Act), and have not been “affiliates” at any time during the 90 days prior to the consummation of the Sprott Offer, of the Offeror will not be required to be registered in the United States. However, PHYS Units acquired pursuant to the Sprott Offer by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 under the U.S. Securities Act or another exemption from the registration requirements of the U.S. Securities Act. An “affiliate” of an issuer is defined in Rule 144 under the U.S. Securities Act as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer. In general, an “affiliate” of the Offeror may include an executive officer or director of Sprott Asset Management Gold Bid GP Inc. or Sprott Asset Management GP Inc., and a shareholder who beneficially owns a significant amount of the issued and outstanding shares of Sprott Inc. This Circular does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their units under the U.S. Securities Act.

Stock Exchange Listing of PHYS Units

As disclosed in the Sprott Offer, Sprott Physical Gold Trust has applied to list the PHYS Units to be issued under the Sprott Offer and the Merger on the TSX and the NYSE Arca, and the listing of such units on the TSX and NYSE Arca is a condition of the Sprott Offer. Listing will be subject to fulfillment of all of the applicable listing requirements and the approval of the TSX and NYSE Arca. GoldTrust has been advised that the TSX has provided its conditional approval of the listing of PHYS Units on the TSX in connection with the Sprott Offer and the Merger.

Securities Law Requirements for Business Combinations

As disclosed in the Sprott Offer and Circular, Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) may deem a transaction such as the Merger to be a “business combination” if it would result in the interest of a Unitholder being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. As no person that is a related party (as defined in MI 61-101) of GoldTrust at the time the Merger is agreed to would, as a consequence of the Merger, directly or indirectly acquire GoldTrust or combine with GoldTrust, the Merger will not constitute a “business combination” for the purposes of MI 61-101, and thus will not be subject to MI 61-101.

Also as disclosed in the Sprott Offer and Circular, Rule 13e−3 under the U.S. Exchange Act is applicable to certain “going-private” transactions in the United States and may under certain circumstances be applicable to a transaction such as the Merger. Rule 13e−3 under the U.S. Exchange Act should not be applicable to the Merger unless the Merger is consummated more than one year after the termination of the Sprott Offer. If applicable, Rule 13e−3 under the U.S. Exchange Act would require, among other things, that certain financial information concerning GoldTrust and certain information relating to the fairness of the Merger and the consideration offered to minority Unitholders be filed with the SEC and distributed to minority Unitholders before the consummation of the Merger.

The foregoing discussion of certain provisions of the U.S. Exchange Act is not a complete description of the U.S. Exchange Act or such provisions thereof and is qualified in its entirety by the reference to the U.S. Exchange Act.

Effect of the Merger on the Market for and Listing of Units and Status as a Reporting Issuer

As disclosed in the Sprott Offer and Circular, following the Merger, GoldTrust will have nominal, if any, assets and liabilities. Also as disclosed in the Sprott Offer and Circular, if permitted by applicable law and otherwise advisable, subsequent to the completion of the Merger, any PHYS Units received by the Offeror as holder of Units will be returned to Sprott Physical Gold Trust for cancellation and the Offeror will take steps to cause the delisting of the Units from the TSX and NYSE MKT and to cause GoldTrust to cease to be a reporting issuer under the securities laws of each of the provinces and territories of Canada in which it has such status and to cease to be a public company in the United States.

Certain Canadian Federal Income Tax Considerations

In section 20 of the Sprott Bid Circular, “Certain Canadian Federal Income Tax Considerations”, the Offeror provides a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a Unitholder who: (i) disposes of Units to the Offeror in exchange for PHYS Units pursuant to the Sprott Offer, or (ii) disposes of Units to GoldTrust in exchange for PHYS Units on the redemption of Units pursuant to the Merger.

The disclosure contained in section 20 of the Sprott Bid Circular, “Certain Canadian Federal Income Tax Considerations”, was prepared by counsel to the Offeror. Unitholders are urged to consult their own tax advisors to determine the tax consequences to them of the Sprott Offer or the Merger (as applicable) in their particular circumstances.

Certain U.S. Federal Income Tax Considerations

In section 21 of the Sprott Bid Circular, “Certain United States Federal Income Tax Considerations”, the Offeror provides a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined in the Sprott Offer and Circular) that exchange Units for PHYS Units pursuant to the Sprott Offer or the Merger, and to the ownership and disposition of the PHYS Units received pursuant to the Sprott Offer and the Merger.

The disclosure contained in section 21 of the Sprott Bid Circular, “Certain United States Federal Income Tax Considerations”, was prepared by counsel to the Offeror. Unitholders are urged to consult their own tax advisors to determine the tax consequences to them of the Sprott Offer or the Merger (as applicable) in their particular circumstances.

Information Concerning Sprott Physical Gold Trust and PHYS Units

Pursuant to Item 14 of Form 51-102F5 – Information Circular, this Circular must contain certain disclosure surrounding Sprott Physical Gold Trust and PHYS Units, as the Merger constitutes a “restructuring transaction” whereby Units will be exchanged for PHYS Units. Such information is principally found in the Sprott Offer and Circular, the following sections of which are incorporated by reference in this Circular:

(i)	Section 1 of the Sprott Bid Circular, “The Offeror, Sprott Asset Management LP and Sprott Physical Gold Trust”;

(ii)	Section 7 of the Sprott Bid Circular, “Summary of Sprott Physical Gold Trust’s Historical and Pro Forma Financial Information”;

(iii)	Section 8 of the Sprott Bid Circular, “Certain Information Concerning the Securities of Sprott Physical Gold Trust”;

(iv)	Section 14 of the Sprott Bid Circular, “Summary Comparison of Material Differences between the PHYS Trust Agreement and the GTU Declaration of Trust and of the Canadian Securities Regulatory Regime for Investment Funds and Public Companies”;

(v)	Section 22 of the Sprott Bid Circular, “Documents Incorporated by Reference”;

(vi)	Section 30 of the Sprott Bid Circular, “Experts”;

(vii)	Section 31 of the Sprott Bid Circular, “Promoter”;

(viii)	Schedule A to the Sprott Offer and Circular, “Unaudited Pro Forma Financial Statements”; and

(ix)	Schedule C to the Sprott Offer and Circular, “Comparison of Canadian Securities Regulatory Regime for Investment Funds and Public Companies”.

This Circular also incorporates by reference the following documents of Sprott Physical Gold Trust:

(i)	the September 30, 2015 unaudited interim financial statements of Sprott Physical Gold Trust; and

(ii)	the management report of fund performance of Sprott Physical Gold Trust for the nine month period ended September 30, 2015.

In addition, certain updated information concerning Sprott Physical Gold Trust and PHYS Units is set out at Appendix C to this Circular.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

All documents of the type referred to above, including material change reports (but excluding confidential material change reports) and any other financial information or business acquisition reports subsequently filed by Sprott Physical Gold Trust with any securities commission or similar regulatory authority in Canada or the United States on or after the date of this Circular and before the completion of the Merger shall be deemed to be incorporated by reference into this Circular.

Information has been incorporated by reference in this Circular from documents filed with the Canadian Securities Regulatory Authorities and the U.S. Securities and Exchange Commission. Copies of the documents incorporated herein by reference are available electronically on SEDAR and EDGAR at www.sedar.com and www.sec.gov.

Where the Merger Resolutions are Not Approved at the Meeting

In the event that the Merger Resolutions are not approved at the Meeting or the Merger is withdrawn, Messrs. Faber, Fox and Wilson and Mmes. Ranson and Zigrossi will resign as Trustees. Pursuant to the Declaration of Trust, J.C. Stefan Spicer, who at that time would be the only remaining Trustee (provided no additional trustees had been appointed prior to the Meeting), will be permitted to appoint up to five new Trustees who have not been, and need not be, identified until their appointment. Further, if the Merger Resolutions are not approved at the Meeting, the Offeror has disclosed that it will allow the Sprott Offer to expire.

Other Matters Which May Come Before the Meeting

GoldTrust knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and in this Circular. However, if any other matter properly comes before the Meeting, the form of proxy furnished by GoldTrust will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

RECOMMENDATION OF THE TRUSTEES

The Offeror has advised GTU that, as at 5:00 p.m. (Toronto time) on December 7, 2015, 10,641,033 Units representing 55.14% of the issued and outstanding Units were deposited to the Sprott Offer. This figure represents more Units than were voted in total at the contested annual and special meeting of Unitholders involving Polar Securities Inc., held on May 1, 2015.

In light of the Sprott Requisition, the support of Unitholders for the Sprott Offer and the anticipated expiry date of the Sprott Offer set forth in the Sprott Requisition (as modified by the Notice of Variation and Change dated as of December 17, 2015), the Specified Trustees believe that it is in the best interests of GoldTrust and Unitholders to consider the Merger Resolutions at the Meeting. However, the Specified Trustees are not providing a recommendation as to whether Unitholders should vote FOR or AGAINST the Merger Resolutions. The Trustees believe this Circular, as well as the Sprott Offer and Circular, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov under GoldTrust’s profile, provide disclosure and information sufficient to permit Unitholders to make an informed decision as to how to vote on the Merger Resolutions.

VOTING INSTRUCTIONS

At the Meeting, Unitholders will vote on the business as set forth in the accompanying Notice of Meeting.

The Board of Trustees has fixed December 19, 2015 as the record date (the “Record Date”) for the purpose of determining Unitholders entitled to receive notice of, and to vote at, the Meeting.

As set forth in section 11.4 of the Declaration of Trust, five or more individuals present in person either holding personally or representing as proxies not less in aggregate than 10% of the Units outstanding entitled to vote at the Meeting will constitute a quorum at the Meeting.

Voting by Proxy

If you have already tendered Units to the Sprott Offer, there is no requirement to fill out a form of proxy to vote your Units at the Meeting in favour of the Sprott Offer. Such Units will be voted in favour of the Merger Resolutions by the Offeror by using the power of attorney in section 12 of the Sprott Offer Letter of Transmittal. For information on how Unitholders can revoke their power of attorney, please see “Voting Instructions – Withdrawal of Units from Sprott Offer”.

Registered Unitholders

Registered Unitholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxy holder. To be valid, the enclosed GREEN form of proxy solicited by this Circular must be completed and delivered for receipt to CST Trust Company not later than 9:00 a.m. (Toronto time) on Wednesday, January 13, 2016 or, in the case of an adjournment or postponement, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to any reconvened Meeting. The enclosed GREEN form of proxy may be returned to CST Trust Company by mail in an envelope addressed to CST Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 or by hand delivery to CST Trust Company, 320 Bay Street, Basement Level (B1 Level), Toronto, Ontario M5H 4A6 or by facsimile to (416) 368-2502 (within the Toronto area) or 1-866-781-3111 (outside the Toronto area). The Chair of the Meeting may waive or extend the proxy cut-off time at his or her discretion without notice.

If the GREEN form of proxy is not dated in the space provided therein, it will be deemed to bear the date on which it was mailed to the Unitholder by GoldTrust.

Registered Unitholders that wish to vote in person at the Meeting are still encouraged to complete and return the enclosed GREEN proxy in accordance with the instructions above. Before the official start of the Meeting on January 15, 2016, please register with the representative(s) from CST Trust Company, which will be acting as scrutineer at the Meeting, who will be situated at a welcome table just outside the room in which the Meeting will be held. Once you are registered with the scrutineer, your proxy will be nullified and your vote will be requested and counted at the Meeting.

Beneficial (non-registered) Unitholders

Beneficial (non-registered) Unitholders should follow the instructions on the form of proxy provided by their Intermediaries similar to the GREEN form of proxy provided to Registered Unitholders with respect to the procedures to be followed for voting. The purpose of this proxy is limited to instructing your Intermediary on how to vote on your behalf. You should carefully follow the instructions provided to you by your Intermediary for voting your Units. If Units are listed in your account statement provided by any such Intermediary, then, in almost all cases, those Units will not be registered in your name on the records of such Intermediary. Such Units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such Units are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms that are CDS Clearing and Depository Services Inc. participants. In the United States, registrations are often under the registration name for the Depository Trust Company.

In the alternative, you may be given a Voting Instruction Form (“VIF”). Intermediaries now frequently delegate responsibility for obtaining proxy instructions from clients to Broadridge Investor Communications Financial Solutions Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by GoldTrust. The VIF will name the same persons as GoldTrust’s GREEN form of proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Unitholder), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile, or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Units to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Units directly at the meeting — the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Units voted.

You are a Beneficial Unitholder if your Units are held by an Intermediary as described above. Under applicable securities legislation, a beneficial owner of securities is a “non-objecting beneficial owner” if such beneficial owner has, or is deemed to have, provided instructions to the Intermediary holding the securities on such beneficial owner’s behalf not objecting to the Intermediary disclosing ownership information about the beneficial owner to GoldTrust in accordance with such legislation. Alternatively, a beneficial owner is an “objecting beneficial owner” (or “OBO”) if such beneficial owner has or is deemed to have provided instructions objecting to same.

If you are an OBO, you received these materials from your Intermediary or its agent, and your Intermediary is required to seek your instructions as to the manner in which to exercise the voting rights attached to your Units. GoldTrust intends to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voter instruction form under National Instrument 54-101 – Proxy Solicitation and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. Any voting instruction form that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise the voting rights attached to your Units, including how to attend and vote directly at the Meeting. Please read such instructions carefully in order to ensure that your Units are voted at the Meeting.

Therefore, Beneficial Unitholders should ensure that instructions respecting the voting of their Units are communicated to the appropriate party.

Appointing a Proxy Holder

A proxy holder is the person you appoint to act on your behalf at the Meeting and to vote your Units in your name. A Unitholder has the right to appoint as proxyholder a person (who need not be a Unitholder) to attend and to act on his or her behalf at the Meeting other than the persons whose names appear on the GREEN form of proxy. A Unitholder may do so by inserting the name of such other person in the blank space provided on the GREEN form of proxy. You should be sure that this person is attending the Meeting and is aware that he or she has been appointed to vote your Units. If you do not insert a name in the blank space, then the persons named on the enclosed GREEN form of proxy, being Sharon Ranson, Lead Trustee of GoldTrust, or Rosemary Zigrossi, a Trustee of GoldTrust, will be appointed as your proxy holder and will vote your Units as set forth under “Voting Discretion of Proxy Holder” below.

Your appointed proxy holder is authorized to vote and act for you at the Meeting, including any adjournment or postponement thereof. On the GREEN form of proxy, you should indicate how you want your proxy holder to vote your Units. You may vote FOR or AGAINST the matters to be considered at the Meeting. Alternatively, you can let your proxy holder decide for you.

All Units represented by properly executed and deposited proxies will be voted FOR or voted AGAINST for the matters identified in the Notice of Meeting accompanying this Circular in accordance with the instructions of the respective Unitholders.

Voting Discretion of Proxy Holder

If you give directions on how to vote your Units, your proxy holder must vote such Units according to your instructions. If your form of proxy does not specify how to vote on a particular issue, then your proxy holder can vote your Units as he or she sees fit. If your proxy holder does not attend the Meeting and vote in person, your Units will not be voted.

If you have appointed a person designated by GoldTrust as proxy holder as provided in the enclosed GREEN form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the Units represented by such proxy will be voted FOR the Special Resolutions.

The accompanying GREEN form of proxy confers discretionary authority on the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other business which may properly be brought before the Meeting. At the date of this Circular, GoldTrust knows of no such amendments, variations or other business to be brought before the Meeting.

Units deposited to the Sprott Offer

GoldTrust has been advised by the Offeror that if you have deposited your units to the Sprott Offer and have not withdrawn them prior to the Meeting, at the Meeting the Offeror will use the power of attorney found in section 12 of the Sprott Offer Letter of Transmittal to vote Deposited GTU Units in favour of the Merger Resolutions, as disclosed in the Sprott Offer and Circular. Unitholders are permitted to withdraw their Deposited GTU Units from the Sprott Offer; however, GoldTrust has been advised by the Offeror that if a Unitholder does not withdraw its Deposited GTU Units from the Sprott Offer, the power of attorney in section 12 of the Sprott Offer Letter of Transmittal will be used by the Offeror to vote FOR the Merger Resolutions. Accordingly, if you have deposited your Units to the Sprott Offer but desire to vote AGAINST the Merger Resolutions, you must both withdraw your Units from the Sprott Offer and sign and return the GREEN form of proxy showing a vote AGAINST the Merger Resolutions.

Revoking your Proxy

If you have submitted a proxy and later wish to revoke it, you may do so by fax or by completing and signing a new form of proxy bearing a later date and sending it to CST Trust Company or to such other person as may be specified on the enclosed form of proxy. Your vote must be received no later than 9:00 a.m. (Toronto time) on Wednesday, January 13, 2016, or if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) before any reconvened Meeting. A later dated form of proxy automatically revokes any previously submitted form of proxy. You may also send a written statement indicating its wish to have its proxy revoked. This written statement must be received: (i) by CST Trust Company, Attention: Proxy Department, 320 Bay Street, 3rd Floor, Toronto, Ontario, M5H 4A6, at any time up to 5:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; (ii) with the Chair of the Meeting before the Meeting starts on the day of the Meeting, or any adjournment or postponement thereof; or (iii) in any other manner permitted by law.

If you are a Beneficial Unitholder, please contact your Intermediary for directions on how to revoke your voting instructions.

Withdrawal of Units from Sprott Offer

GoldTrust has been advised by the Offeror that if you have deposited your units to the Sprott Offer and have not withdrawn them prior to the Meeting, the power of attorney in section 12 of the Sprott Offer Letter of Transmittal will be used by the Offeror to vote FOR the Merger Resolutions.

If you wish to withdraw your Deposited GTU Units prior to the Meeting, please see section 8 of the Sprott Offer “Withdrawal of Deposited GTU Units” on the procedural steps for withdrawing your Deposited GTU Units.

Risk Factors

In addition to the risks described in this Circular and GoldTrust’s Canadian and U.S. public filings, the current GoldTrust annual information form dated February 9, 2015 (the “AIF”) contains a detailed discussion of risks and other considerations relating to GoldTrust. You can obtain a copy of the AIF on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The risk factors contained in the AIF under the heading “Risk Factors” are specifically incorporated by reference herein. Additional risks and uncertainties not currently known to the GoldTrust, or that are currently considered immaterial, may also impair the operations of the GoldTrust. If any such risk actually occurs, the business, financial condition, liquidity or results of operations of GoldTrust could be materially adversely affected. Unitholders are urged to carefully consider the following risk factors that apply to the Merger and to GoldTrust prior to the Merger.

Risk Factors Related to the Merger

Unitholders should carefully consider the following risk factors related to the Merger. In addition to the risks related to Sprott Physical Gold Trust set out below and in the documents incorporated by reference in the Sprott Offer and Circular (including risks associated with the PHYS Units), the successful completion of the Merger is subject to certain risks, including as set forth below. Such risks may not be the only risks facing Sprott Physical Gold Trust. Additional risks and uncertainties not presently known may also materially and adversely affect the business, operations, financial condition or prospects of Sprott Physical Gold Trust.

The issuance of PHYS Units as consideration in connection with the Sprott Offer and the Merger could adversely affect the market price of PHYS Units after the completion of the Merger.

As a result of the issuance of PHYS Units from treasury for consideration for the Units and the Bonus Consideration, as contemplated in the Merger Agreement, additional PHYS Units will be available for trading in the public market. The overall increase in the number of PHYS Units may lead to sales of such units or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, PHYS Units. The perceived risk of substantial sales of PHYS Units, as well as any actual sales of such PHYS Units in the public market, could adversely affect the market price of the PHYS Units.

The Merger is conditional upon, among other things, the receipt of consents and approvals from governments and regulatory authorities that could delay completion of the Merger.

The Merger is conditional upon, among other things, the Offeror and Sprott Physical Gold Trust having obtained all government or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals, exemptions and the expiration of any applicable waiting periods (including but not limited to those of any stock exchange or other Securities Regulatory Authorities) that are necessary or desirable to complete the Merger and to issue and list on the TSX and NYSE Arca the PHYS Units to be issued pursuant to the Merger on terms and conditions reasonably satisfactory to the Offeror. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in the approvals could have an adverse effect on the business, financial condition or results of operations of Sprott Physical Gold Trust.

If the Merger does not proceed, the Board of Trustees will be reconstituted.

In the event that the Merger Resolutions are not approved at the Meeting or the Merger is withdrawn, Messrs. Faber, Fox and Wilson and Mmes. Ranson and Zigrossi will resign as Trustees. Pursuant to the Declaration of Trust, the Administrator Nominee, who at that time would be the only remaining Trustee (provided no additional trustees had been appointed prior to the Meeting), will be permitted to appoint up to five new Trustees who have not been, and need not be, identified until their appointment. The Administrator Nominee may, but is not required to, re-appoint the former trustees of GoldTrust that had been previously removed. Unitholders cannot be certain as to the identities of the individuals that will be appointed. Further, if the Merger Resolutions are not approved at the Meeting, the Offeror has disclosed that it will allow the Sprott Offer to expire.

Deposited GTU Units will be voted against matters that materially and adversely impact the Merger.

As disclosed in the Sprott Offer and Circular, at the Meeting the Offeror will use the power of attorney found in section 12 of the Sprott Offer Letter of Transmittal to vote Deposited GTU Units in favour of the Merger Resolutions and against any other matter that would materially and adversely impact, or otherwise frustrate, the Merger or other matters related to the Merger.

U.S. Unitholders may not be entitled to recognize any loss on the exchange of Units.

U.S. Unitholders may not be entitled to recognize any loss on the exchange of Units pursuant to the Merger. Unitholders are strongly advised to review the summary contained under the heading “Certain United States Federal Income Tax Considerations” and to consult their own tax advisors for advice with respect to their own particular circumstances.

Risk Factors Related to Sprott Physical Gold Trust.

The value of the PHYS Units relates directly to the value of the gold held by Sprott Physical Gold Trust, and fluctuations in the price of gold could materially adversely affect an investment in the PHYS Units.

The principal factors affecting the value of the PHYS Units are factors that affect the price of gold. Gold bullion is tradable internationally and its price is generally quoted in U.S. dollars. The price of the PHYS Units depends on, and typically fluctuates with, the price fluctuations of gold. The price of gold may be affected at any time by many international, economic, monetary and political factors, many of which are unpredictable. These factors include, without limitation:

(i)	global gold supply and demand, which is influenced by such factors as: (a) forward selling by gold producers; (b) purchases made by gold producers to unwind gold hedge positions; (c) central bank purchases and sales; (d) production and cost levels in major gold-producing countries; and (e) new production projects;

(ii)	investors’ expectations for future inflation rates;

(iii)	exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold is generally quoted;

(iv)	interest rate volatility; and

(v)	unexpected global, or regional, political or economic incidents.

Changing tax, royalty, land and mineral rights ownership and leasing regulations in gold producing countries can also have an impact on market functions and expectations for future gold supply. This can affect both share prices of gold mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in gold.

An investment in Sprott Physical Gold Trust will yield long-term gains only if the value of gold increases in an amount in excess of Sprott Physical Gold Trust’s expenses.

Sprott Physical Gold Trust does not actively trade gold to take advantage of short-term market fluctuations in the price of gold or generate other income. Accordingly, Sprott Physical Gold Trust’s long-term performance is dependent on the long-term performance of the price of gold. As a result, an investment in Sprott Physical Gold Trust will yield long-term gains only if the value of gold increases in an amount in excess of Sprott Physical Gold Trust’s expenses.

Substantial sales of gold by the official sector could adversely affect an investment in PHYS Units. The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. The official sector holds a significant amount of gold, some of which is static, meaning that it is held in vaults and is not bought, sold, leased or swapped or otherwise available in the open market. Several central banks and multi-lateral institutions have sold portions of their gold reserves in recent years, with the result being that the official sector, taken as a whole, has been a net supplier of gold to the open market. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold may decline, which may adversely affect an investment in PHYS Units.

A redemption of PHYS Units for cash will yield a lesser amount than selling the PHYS Units on NYSE Arca or the TSX, if such a sale is possible.

Because the cash redemption value of the PHYS Units is based on 95% of the lesser of: (i) the volume-weighted average trading price of the PHYS Units traded on NYSE Arca or, if trading has been suspended on NYSE Arca, the volume-weighted average trading price of the PHYS Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed PHYS Units as of 4:00 p.m. (Toronto time) on the last day of the month on which NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming PHYS Units for cash will generally yield a lesser amount than selling PHYS Units on NYSE Arca or the TSX, assuming such a sale is possible. You should consider the manner in which the cash redemption value is determined before exercising your right to redeem your PHYS Units for cash.

If a PHYS Unitholder redeems PHYS Units for physical gold bullion and requests to have the gold delivered to a destination other than an institution authorized to accept and hold London Good Delivery gold bars, the physical gold bullion will no longer be deemed London Good Delivery once it has been delivered.

London Good Delivery bars have the advantage that a purchaser generally will accept such bars as consisting of the indicated number of troy ounces of at least .995 fine gold without assaying or otherwise testing them. This provides London Good Delivery bars with added liquidity as a sale of such bars can be completed more easily than the sale of physical gold bullion that is not London Good Delivery. Sprott Physical Gold Trust will only purchase London Good Delivery bars, and the physical gold bullion owned by Sprott Physical Gold Trust will retain its status as London Good Delivery bars while it is stored at the Mint. If a PHYS Unitholder redeems units for physical gold bullion and has the gold delivered to an institution authorized to accept and hold London Good Delivery gold bars through an armored transportation service carrier that is eligible to transport London Good Delivery gold bars, it is likely that the gold will retain its London Good Delivery status while in the custody of that institution. However, if the redeeming PHYS Unitholder instructs that gold be delivered to a destination other than such an institution, the physical gold bullion delivered to the PHYS Unitholder will no longer be deemed London Good Delivery once it has been delivered pursuant to the redeeming PHYS Unitholder’s delivery instructions, which may make a future sale of such gold more difficult.

AUDITOR, CUSTODIAN, TRANSFER AGENT AND ADMINISTRATOR

The auditor of GoldTrust is Ernst & Young LLP, Chartered Professional Accounts, Licensed Public Accountants. Ernst & Young LLP has been the auditor of GoldTrust since 2003. Ernst & Young LLP is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accounts of Ontario (registered name of The Institute of Chartered Accounts of Ontario) and is registered with the Public Company Accounting Oversight Board.

The custodian of GoldTrust is the Canadian Imperial Bank of Commerce.

The registrars and transfer agents for GoldTrust are CST Trust Company and American Stock Transfer & Trust Company.

The administrator of GoldTrust is the Administrator.

MANAGEMENT CONTRACTS

GoldTrust’s management-related services, including the services of the President, Chief Executive Officer and Chief Financial Officer are provided at this time by an external third party, the Administrator, through the Administration Agreement. The Administrator is controlled by Central Group Administrators Inc. and its registered address is 55 Broad Leaf Crescent, Ancaster, Ontario, L9G 3P2.

A description of the material terms of the Administration Agreement, including fees payable to the Administrator thereunder are set out below.

Summary of Administration Agreement

GoldTrust and the Administrator originally entered into the Administration Agreement on April 28, 2003, which was most recently amended on April 24, 2008. The primary administrative responsibilities of the Administrator under the Administration Agreement are to:

(i)	keep full and complete financial, accounting and other records reflecting the financial position of GoldTrust;

(ii)	prepare reports to Unitholders, regulatory filing material and other reports to the Trustees as may be reasonably requested from time to time; and

(iii)	furnish office facilities, services and supplies and generally oversee with its staff and independent contractors the administration of GoldTrust.

The Administration Agreement was for an initial term of 10 years until April 28, 2013, and will continue in force from year to year thereafter unless terminated by the Unitholders.

Under the terms of the Administration Agreement, any directors, officers or employees of the Administrator who are also officers of GoldTrust, or who have been appointed as Trustees by the Administrator shall be paid by the Administrator for serving in such capacity and shall not receive any remuneration from GoldTrust therefor. GoldTrust is responsible for paying all costs and expenses incurred in connection with its affairs except those that are expressly to be borne by the Administrator as referred to above.

In consideration of the Administrator carrying out its duties and obligations under the terms of the Administration Agreement, GoldTrust is required to pay to the Administrator a fee, on a monthly basis, equal to 0.30% per annum for the first U.S.$100,000,000 of GoldTrust’s total assets, 0.225% per annum for any excess over U.S.$100,000,000 up to U.S.$200,000,000 and 0.15% per annum for any excess over U.S.$200,000,000 of total assets as at the month-end Valuation Date (defined as the last business day of each month on which GoldTrust’s Net Asset Value is determined).

Fees, inclusive of sales taxes, paid to the Administrator in this regard under the Administration Agreement for the year ended December 31, 2014 were U.S.$1,772,710 compared to U.S.$1,944,026 for the year ended December 31, 2013.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON AND OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Circular, (i) no person who has been a Trustee or executive officer of GoldTrust at any time since January 1, 2015, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Merger Resolutions; and (ii) no Informed Person, or any associates or affiliates of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of GoldTrust’s last completed financial year, or in any proposed transaction which has materially affected or could materially affect GoldTrust or any of its affiliates.

J.C. Stefan Spicer, a Trustee and the Chairman and Chief Executive Officer of GoldTrust, is a director and officer of the Administrator. In the event the Merger is completed, the Administration Agreement would not be transferred to Sprott Physical Gold Trust and the fees and benefits derived by the Administrator from GoldTrust would cease. See “Management Contracts – Summary of Administration Agreement” for additional details regarding the Administration Agreement.

Marc Faber, Sharon Ranson and Rosemary Zigrossi are directors of Sprott Inc., and John Wilson and James R. Fox are officers of Sprott Inc., the parent company of SAM and the Offeror. John Wilson and James R. Fox are also officers of SAM, and Mr. Wilson is an officer of the Offeror. In the event the Merger is completed, additional fees will be payable to SAM under the PHYS Management Agreement as a result of the increased asset base of Sprott Physical Gold Trust. The amount of such additional fees is dependent on the Net Asset Value of Sprott Physical Gold Trust at the applicable time of calculation.

No Trustee or executive officer of GoldTrust, other than Mr. Spicer, beneficially owns, directly or indirectly, or exercises control or direction over any Units nor, after reasonable inquiry do any of their respective associates and affiliates. Mr. Spicer beneficially owns or exercises control or direction over 1,000 Units as of the date hereof. In addition, as of the date hereof, 1,000 Units are owned by each of Philip Spicer, Joanne Spicer and Michele Spicer, the father, mother and sister, respectively, of Mr. Spicer and a further 1,000 Units are owned by Accrete Corporation Limited, which is controlled by Michele Spicer. 7,500 Units are owned by Central Group Administrators Inc., the parent corporation of the Administrator, which is controlled by Central Group Administrators Inc.

ADDITIONAL INFORMATION

Additional information relating to GoldTrust may be found on GoldTrust’s website at www.gold-trust.com or www.goldtrust.ca and on SEDAR at www.sedar.com and EDGAR at www.sec.gov under GoldTrust’s profile. Financial information is contained in GoldTrust’s audited annual financial statements and Management’s Discussion and Analysis for the year ended December 31, 2014. Inquiries and requests for copies of GoldTrust’s audited annual financial statements and Management’s Discussion and Analysis may be directed to John S. Elder, Secretary at 55 Broad Leaf Crescent, Ancaster, Ontario L9G 3P2, or by telephone at (905) 304-4653.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation or an offer or proxy solicitation.

TRUSTEES’ APPROVAL

The contents and the sending of this Circular have been approved by the Board of Trustees of GoldTrust.

Dated this 17th day of December, 2015.

BY ORDER OF THE BOARD OF TRUSTEES OF CENTRAL GOLDTRUST

(Signed) “Sharon Ranson”

Sharon Ranson
Lead Trustee

GLOSSARY

The following terms have the meanings set out below in the Circular, but not including the Appendixes:

“Administration Agreement” means the administrative services agreement between GoldTrust and the Administrator dated as of April 28, 2003, as amended on April 24, 2008.

“Administrator” means Central Gold Managers Inc.

“Administrator Nominees” means Trustees that have been nominated by the Administrator in accordance with the terms of the Administration Agreement, currently being J.C. Stefan Spicer only.

“affiliate” has the meaning given to that term in National Instrument 45-106 – Prospectus and Registration Exemptions, as amended or replaced from time to time.

“AIF” means the annual information form of GoldTrust dated February 9, 2015.

“associate” has the meaning given to that term in the Securities Act.

“Audit Committee Rules” means, collectively, National Instrument 52-110 Audit Committees and its Companion Policy 52-110CP, which are rules of the Canadian Securities Administrators.

“Beneficial Unitholder” has the meaning set forth on page 1 of this Circular.

“Bonus Consideration” means, for each Unit, such number of PHYS Units as is equal to (A) U.S.$0.10 divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date).

“Broadridge” means Broadridge Investor Communications Financial Solutions Inc.

“business day” means any day, other than a Saturday, Sunday or a day on which banking institutions in Toronto, Ontario, Canada or New York, New York, United States are authorized or obligated by law to close.

“Circular” means this management information circular dated as of December 17, 2015.

“Declaration of Trust” means the amended and restated declaration of GoldTrust dated April 24, 2008.

“Deposited GTU Units” has the meaning given to that term in the Sprott Offer and Circular.

“Depositing GTU Unitholders” has the meaning given to that term in the Sprott Offer and Circular.

“EDGAR” means the Electronic Data-Gathering, Analysis, and Retrieval System.

“ETF Circular” has the meaning set forth on page 4 of this Circular.

“ETF Conversion” has the meaning set forth on page 4 of this Circular.

“Expiry Date” means the expiry date of the Sprott Offer, which will be the date of the Meeting.

“Forward-Looking Statements” has the meaning set forth on page 2 of this Circular.

“GoldTrust” means Central GoldTrust.

“Governmental Authority” means: (i) any multinational, federal, territorial, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau or agency, domestic or foreign; (ii) any stock exchange or over-the-counter marketplace; (iii) any subdivision or authority of any of the foregoing; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

“including” means including without limitation.

“Informed Person” has the meaning given to that term in National Instrument 51-102 – Continuous Disclosure Obligations, as amended or replaced from time to time.

“Intermediary” has the meaning set forth on page 1 of this Circular.

“Letter Agreement” has the meaning set forth on page 5 of this Circular.

“Meeting” has the meaning set forth on page 1 of this Circular.

“Merger” means: (i) the contribution, directly or indirectly, by the Offeror to GoldTrust of an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding Units (other than those Units held by or on behalf of the Offeror); (ii) the distribution of the Bonus Consideration referred to in (i) by GoldTrust to Unitholders (other than in respect of those Units held by or on behalf of the Offeror); (iii) the transfer of substantially all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units; and (iv) the distribution of such PHYS Units to Unitholders, on the basis of the NAV to NAV Exchange Ratio, on a redemption of the Units, immediately following and conditional on take-up of, and payment for, Units under the Sprott Offer.

“Merger Agreement” means the proposed merger agreement among Sprott Physical Gold Trust, the Offeror and GoldTrust to effect the Merger in substantially the form attached to the Circular as Appendix B.

“Merger Resolutions” means the special resolutions of Unitholders that are set out in Appendix A to this Circular.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Mint” means The Royal Canadian Mint.

“Net Asset Value” or “NAV” means, in respect of: (i) Sprott Physical Gold Trust or PHYS Units, the net asset value of Sprott Physical Gold Trust or PHYS Units, as applicable, calculated in accordance with the PHYS Trust Agreement, or (ii) GoldTrust or Units, the net asset value of GoldTrust or Units, as applicable, calculated in accordance with the Declaration of Trust, as applicable.

“NAV to NAV Exchange Ratio” means, for each Unit, such number of PHYS Units as is equal to (A) the Net Asset Value per Unit (as calculated, in accordance with the Declaration of Trust, on the second business day prior to the Expiry Date, including, in the case of GoldTrust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date) divided by (B) the Net Asset Value per PHYS Unit (as calculated, in accordance with the PHYS Trust Agreement, on the second business day prior to the Expiry Date, including, in the case of Sprott Physical Gold Trust’s gold bullion, the value thereof based on the London Bullion Market Association second fixing price for gold bullion on the second business day prior to the Expiry Date).

“Non-Depositing GTU Unitholders” has the meaning given to that term in the Sprott Offer and Circular.

“person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status.

“PHYS Management Agreement” means the management agreement between Sprott Physical Gold Trust and SAM dated as of February 24, 2010.

“PHYS Trust Agreement” means trust agreement between SAM and RBC Investor Services, as trustee, dated as of August 28, 2009, as amended and restated as of February 27, 2015.

“PHYS Unitholder” means a holder of a PHYS Unit.

“PHYS Units” means the trust units of Sprott Physical Gold Trust, and “PHYS Unit” means any one such unit.

“Purpose” has the meaning set forth on page 4 of this Circular.

“Purpose Agreement” has the meaning set forth on page 4 of this Circular.

“OBO” has the meaning set forth under the heading “Voting Instructions – Voting by Proxy – Beneficial Unitholders” in this Circular.

“Offeror” means Sprott Asset Management Gold Bid LP, a limited partnership formed under the laws of the Province of Ontario, or a wholly owned affiliate thereof to which Sprott Asset Management Gold Bid LP has assigned its rights and obligations to purchase Units deposited under the Sprott Offer.

“Record Date” means December 19, 2015.

“Registered Unitholder” has the meaning set forth on page 1 of this Circular.

“SAM” means Sprott Asset Management LP, a limited partnership formed under the laws of the Province of Ontario and the manager of Sprott Physical Gold Trust.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act (Ontario), as amended or replaced from time to time.

“Securities Regulatory Authority” means all applicable securities regulatory authorities, including: (i) the provincial and territorial securities regulatory authority in each of the provinces and territories of Canada in which each of Sprott Physical Gold Trust and GoldTrust is a reporting issuer (or the equivalent); (ii) all applicable federal and state securities regulatory authorities in the United States including, without limitation, the SEC, in each case having or claiming jurisdiction over Sprott Physical Gold Trust and/or GoldTrust, as applicable; (iii) the TSX; (iv) NYSE MKT; and (v) NYSE Arca.

“SEDAR” means the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval.

“Soliciting Dealers” has the meaning set forth on page 1 of this Circular.

“Special Committee” has the meaning set forth on page 5 of this Circular.

“Specified Trustees” has the meaning set forth under the heading “Business of the Meeting” in this Circular.

“Sprott Bid Circular” has the meaning set forth under the heading “Business of the Meeting” in this Circular.

“Sprott Offer” has the meaning set forth under the heading “Business of the Meeting” in this Circular.

“Sprott Offer and Circular” has the meaning set forth under the heading “Business of the Meeting” in this Circular.

“Sprott Offer Letter of Transmittal” means the letter of transmittal accompanying the Sprott Offer.

“Sprott Requisition” has the meaning set forth under the heading “Business of the Meeting” in this Circular.

“Tax Act” means the Income Tax Act (Canada), and the regulations thereunder as amended or replaced from time to time.

“Trustees” means, collectively, the trustees of GoldTrust from time to time, who, as of the date hereof, are Marc Faber, James R. Fox, Sharon Ranson, J.C. Stefan Spicer, John Wilson and Rosemary Zigrossi.

“TSX” means the Toronto Stock Exchange.

“Unitholder” means a holder of Units.

“Units” means the issued and outstanding units of GoldTrust and “Unit” means any one such unit.

“U.S.” or “United States” means the United States of America, its territories and possessions, states of the United States, and the District of Columbia.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“U.S. Unitholders” means a beneficial owner of GoldTrust Units (or, following the completion of the Sprott Offer and/or the Merger, a beneficial owner of PHYS Units) that is (i) a citizen or individual resident of the United States as determined for U.S. federal income tax purposes, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

“VIF” has the meaning set forth under the heading “Voting Instructions – Voting by Proxy – Beneficial Unitholders” in this Circular.

Appendix A

SPECIAL RESOLUTIONS

Capitalized terms used herein and not otherwise defined have the meanings give to them in the Circular to which this Appendix A is attached.

To consider and, if thought fit, to pass the following special resolutions of the holders (the “Unitholders”) of the units (the “Units”) of Central GoldTrust (“GoldTrust”), namely:

(a)	The Merger, and any ancillary matters in connection therewith, are approved and Sprott Asset Management Gold Bid LP (the “Offeror”) is authorized to execute, on behalf of GoldTrust, the Merger Agreement in connection with the Merger on substantially the terms described in the Sprott Offer and Circular.

(b)	The amendment of the Declaration of Trust to provide, in connection with the Merger, following the transfer of substantially all of the assets and liabilities of GoldTrust (other than the Administration Agreement) to Sprott Physical Gold Trust in exchange for PHYS Units, for the retention or reacquisition of one Unit by the Offeror as provided in the Merger Agreement, if advisable, and subject to the foregoing, for the redemption of all outstanding Units and the distribution of such PHYS Units to the Unitholders on the basis of the NAV to NAV Exchange Ratio in full and final satisfaction of such Unitholders’ rights, is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing.

(c)	The amendment of the Declaration of Trust to permit the Offeror, notwithstanding anything to the contrary contained therein, to vote, execute and deliver any instruments of proxy, authorizations, requisitions, resolutions or consents in respect of any Units taken up under the Sprott Offer or otherwise acquired which are at the time beneficially owned by the Offeror, if determined necessary or appropriate by the Offeror, is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing.

(d)	The Trustees and all officers of GoldTrust are directed to cooperate in all respects with the Offeror and Sprott Physical Gold Trust in connection with the Merger.

(e)	The amendment of the Declaration of Trust to enable the Offeror, notwithstanding anything to the contrary contained therein, to take such acts as are determined by the Offeror to be necessary or appropriate to give effect to the resolutions set out in this Schedule A and the Merger is approved and the Offeror is authorized to execute an amendment to the Declaration of Trust in connection with the foregoing.

(f)	The general partner of the Offeror, Sprott Asset Management Gold Bid GP Inc. and any other persons designated by the Offeror in writing, are authorized to execute and deliver all documents and do all acts or things, on behalf of GoldTrust or otherwise, as may be necessary or desirable to give effect to the foregoing resolutions.

 A - 1

Appendix B

Merger Agreement

Please see following page.

MERGER AGREEMENT

Merger Agreement dated ● among Sprott Physical Gold Trust, Sprott Asset Management Gold Bid LP and Central GoldTrust.

In consideration of the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

Article 1

INTERPRETATION

Section 1.1	Definitions

In this Agreement, unless otherwise defined below, capitalized or other terms shall have the meanings given to them in the take-over bid circular of Sprott Asset Management Gold Bid LP dated May 27, 2015, as amended, if applicable (the “Circular”):

“Closing Date” means the date specified as such in writing by Sprott Physical Gold Trust;

“Closing Time” means the time specified as such in writing by Sprott Physical Gold Trust after the expiry of the Offer;

“Contractual and Other Rights” has the meaning ascribed thereto in Section 2.1;

“GTU Assets” means all of the property, assets and undertakings of Central GoldTrust as at the Closing Time of whatsoever nature or kind, present and future, and wheresoever located, including, without limitation, any and all holdings of gold bullion, physical, certificated or otherwise, but excluding the Administration Agreement;

“GTU Liabilities” means all of the liabilities and obligations of Central GoldTrust as at the Closing Time, but excluding the Administration Agreement;

“GTU Trustees” means the individuals who are trustees of Central GoldTrust from time to time;

“Payment Units” has the meaning ascribed thereto in Section 2.2;

“Sprott Trustees” means the individuals who are trustees of Sprott Physical Gold Trust from time to time; and

“Tax Act” means the Income Tax Act (Canada).

Article 2

THE MERGER

Section 2.1	Purchase of GTU Assets and Assumption of GTU Liabilities

Upon and subject to the terms and conditions set forth in this Agreement, at the Closing Time:

(a)	Central GoldTrust shall sell, assign, transfer, convey and deliver to Sprott Physical Gold Trust, and Sprott Physical Gold Trust shall purchase and accept from Central GoldTrust, all of the GTU Assets; and

(b)	Sprott Physical Gold Trust shall undertake to assume, discharge, perform and fulfil all of the GTU Liabilities.

Nothing in this Agreement shall be construed as an attempt to assign any of the GTU Assets which are not assignable in whole or in part without the consent of a third party, unless such consent has been given on terms satisfactory to Sprott Physical Gold Trust (and in this Agreement, the benefits under the non-assigned GTU Assets are referred to as the “Contractual and Other Rights”). Central GoldTrust shall use its reasonable best efforts to obtain such consents and shall take all actions determined necessary by Sprott Physical Gold Trust, in its sole discretion, to preserve the full benefit of the GTU Assets and the Contractual and Other Rights for Sprott Physical Gold Trust and such Contractual and Other Rights shall be held in trust for the benefit of Sprott Physical Gold Trust by Central GoldTrust.

Section 2.2	Consideration

In consideration of the sale and transfer of the GTU Assets as provided in Section 2.1 hereof, at the Closing Time, Sprott Physical Gold Trust shall, in addition to assuming the GTU Liabilities as provided in Section 2.1(b) above, issue to Central GoldTrust, subject to adjustment as provided under the Offer, that number of PHYS Units having an aggregate NAV equal to the aggregate NAV of the number of GTU Units outstanding as of the Closing Time to be calculated on the basis of the NAV to NAV Exchange Ratio (the number of PHYS Units issuable being referred to as the “Payment Units”). The parties agree to allocate such consideration among the GTU Assets in such manner as is determined by Sprott Physical Gold Trust.

Section 2.3	Redemption of GTU Units

As soon as reasonably practicable after the completion of the transactions contemplated by Section 2.1 and Section 2.2, but subject to Section 2.4 and subject to the right of Sprott Asset Management Gold Bid LP to retain or reacquire one GTU Unit in its sole discretion, the GTU Trustees shall cause all of the outstanding GTU Units to be redeemed in exchange for the distribution, on a pro rata basis, to all of the GTU Unitholders of all of the Payment Units. Any such Payment Units received by Sprott Asset Management Gold Bid LP shall be forthwith cancelled.

Section 2.4	Distribution of PHYS Units to GTU Unitholders in Non-Canadian and Non-U.S. Jurisdictions

Notwithstanding Section 2.3, if Sprott Physical Gold Trust determines, in its sole discretion, that it is desirable or required by Law to do so, Central GoldTrust shall, in respect of any Payment Units that would otherwise be distributed upon redemption pursuant to Section 2.3 to any one or more former GTU Unitholder(s) or class(es) thereof in any one or more non-Canadian and non-U.S. jurisdiction(s), distribute such Payment Units to a person designated by Sprott Physical Gold Trust who shall receive the Payment Units as agent for such persons and shall, as agent for such persons, as expeditiously as is commercially reasonable thereafter, sell such Payment Units through the facilities of the TSX or NYSE Arca and pay to such persons on a pro rata basis the net proceeds thereof, after disposition costs and less any applicable withholding taxes and without interest. Sprott Physical Gold Trust and Central GoldTrust shall not have any liability to any person in connection with the sale of Payment Units in accordance with this Section 2.4. No trustee, broker or agent designated by Sprott Physical Gold Trust to effect a sale of Payment Units in accordance with this Section 2.4 shall have any liability to Central GoldTrust or any affected GTU Unitholder in connection therewith, except in the event of gross negligence or wilful misconduct by such trustee, broker or agent.

Section 2.5	Tax Election

Within the prescribed time period and in the form prescribed by subsection 132.2(1) of the Tax Act, Sprott Physical Gold Trust and Central GoldTrust shall jointly elect to have section 132.2 of the Tax Act apply with respect to the transactions contemplated herein, and Sprott Physical Gold Trust shall determine the elected amounts for the GTU Assets.

Section 2.6	Bonus Consideration

Immediately prior to the Closing Time:

(a)	Sprott Asset Management Gold Bid LP will contribute, or cause to be contributed, to Central GoldTrust an aggregate number of PHYS Units equal to the aggregate Bonus Consideration in respect of the outstanding GTU Units (other than those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP); and

(b)	Central GoldTrust will subsequently make a special distribution in respect of each GTU Unit (other than those GTU Units held by or on behalf of Sprott Asset Management Gold Bid LP) of the Bonus Consideration.

Article 3

PRE-MERGER COVENANTS OF central goldtrust

Section 3.1	Pre-Merger Covenants of Central GoldTrust

Except as contemplated in this Agreement, during the period commencing on the date hereof and continuing until the Closing Time, Central GoldTrust agrees with Sprott Physical Gold Trust and Sprott Asset Management Gold Bid LP that it shall:

(a)	co-operate (and to cause its advisors to cooperate) in proceeding with the transactions contemplated in this Agreement (including, without limitation, cooperation with respect to any regulatory filings) and not take any actions inconsistent herewith;

(b)	conduct its business and activities in the ordinary course, in substantially the same manner as heretofore conducted, except that it shall not (i) enter into or renew or amend any agreements, (ii) make any capital expenditures, (iii) make any changes to its capitalization (including borrowings, guarantees or amendments to the terms of debt), (iv) declare or make any payments or distributions to GTU Unitholders (except as contemplated hereby), or (v) make any payments to, or enter into or renew or amend any agreements or arrangements with, any of its respective trustees, directors or officers or the Administrator including with respect to the Administration Agreement, or (vi) make any changes to its accounting practices, or (viii) settle any litigation or claims, in each case without Sprott Physical Gold Trust’s prior express written approval;

(c)	forthwith, upon request, provide full access or cause full access and cooperation to be provided to Sprott Physical Gold Trust, the Manager and their representatives to its records, premises, employees and advisors;

(d)	not amend the GTU Declaration of Trust, except with the prior express written approval of Sprott Physical Gold Trust;

(e)	not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any GTU Units or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any GTU Units, in each case without Sprott Physical Gold Trust’s prior express written approval;

(f)	take or fail to take any action within its reasonable control which would result in a condition specified in Section 4.1 not being satisfied;

(g)	prepare and execute, and assist Sprott Physical Gold Trust with its preparation and registration of, all documents required in connection with the conveyancing and transfer of the GTU Assets; and

(h)	immediately advise Sprott Physical Gold Trust verbally and in writing of any material developments or changes with respect to its business and affairs, and to send Sprott Physical Gold Trust for its comment a copy of any press release, material change report or any other document proposed to be filed with any Securities Regulatory Authority or Governmental Authority as sufficiently in advance of filing or release as is possible.

Article 4

conditions

Section 4.1	Conditions to the Obligations of Sprott Physical Gold Trust

The obligations of Sprott Physical Gold Trust hereunder are subject to the satisfaction, at or before the Closing Time, of the following conditions for the exclusive benefit of Sprott Physical Gold Trust and Sprott Physical Gold Trust may assert any of the following conditions at any time, regardless of the circumstances giving rise to such assertion (including any action or inaction by Sprott Physical Gold Trust). Sprott Physical Gold Trust may waive any of the following conditions in whole or in part at any time and from time to time, without prejudice to any other rights which Sprott Physical Gold Trust may have. The failure by Sprott Physical Gold Trust at any time to exercise any of the following rights shall not be deemed to be a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time:

(a)	each of the covenants of Central GoldTrust to be performed at or before the Closing Time shall have been duly performed in all material respects;

(b)	each of the conditions referred to in Section 4 of the Offer shall have been satisfied or waived by Sprott Asset Management Gold Bid LP ; and

(c)	this Agreement shall not have been terminated pursuant to Section 5.3.

For greater certainty, the parties acknowledge and agree that Sprott Physical Gold Trust’s interpretation of the satisfaction or the waiver of the foregoing conditions shall be final and binding.

Article 5

CLOSING MATTERS, AMENDMENT AND TERMINATION

Section 5.1	Closing Matters

Each of the parties shall deliver, at the Closing Time, such customary certificates, resolutions and other closing documents, including an assumption agreement by Sprott Physical Gold Trust in respect of the GTU Liabilities and all instruments of conveyancing and transfer as may be required by the other party, acting reasonably.

Section 5.2	Amendment

This Agreement may, at any time and from time to time prior to the Closing Time, be amended by mutual written agreement of the parties hereto, and without further GTU Unitholder approval unless otherwise required by applicable Law or by the GTU Declaration of Trust, and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained herein or in any documents delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained.

Section 5.3	Termination

(1)	If any condition contained in Section 4.1 is not satisfied at or before the Closing Time to the satisfaction of Sprott Physical Gold Trust, then Sprott Physical Gold Trust may, by written notice to Central GoldTrust, at its option, either extend the Closing Date or terminate this Agreement and the obligations of the parties hereunder without prejudice to any other remedies available to Sprott Physical Gold Trust (including damages or equitable remedies).

(2)	If this Agreement is terminated in accordance with subsection (1) of this Section 5.3, no party shall have any further liability to perform its obligations hereunder; provided that neither the termination of this Agreement nor anything contained in this Section 5.3 shall relieve any party from any liability for any breach by it of this Agreement, including from any non-performance by it of its covenants made herein.

Article 6

GENERAL

Section 6.1	Notices

(1)	All notices and other communications which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by facsimile, in each case addressed to the particular party at:

(a) If to Central GoldTrust, at:

55 Broad Leaf Crescent

Ancaster, Ontario

Canada L9G 3P2

Attention:	The Trustees of Central GoldTrust
Fax:	(905) 648-4196

(b) If to Sprott Physical Gold Trust or Sprott Asset Management Gold Bid LP, at:

c/o Sprott Asset Management LP

Royal Bank Plaza, South Tower

200 Bay Street

Suite 2700, PO Box 27

Toronto, Ontario

Canada M5J 2J1

Attention:	Chief Executive Officer
Fax:	(416) 203-2310

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or facsimile thereof.

Section 6.2	Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

Section 6.3	Number, etc.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

Section 6.4	Date for Any Action

In the event that any date on which any action is required to be taken hereunder by any of the parties hereto or of any other event or occurrence contemplated hereby is not a business day, such action, event or occurrence shall be required to be taken or occur on the next succeeding business day.

Section 6.5	Entire Agreement

This Agreement constitutes the entire agreement among the parties pertaining hereto and supersedes all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto. Except as expressly represented and warranted herein, no party shall be considered to have given any express or implied representations or warranties, including without limitation as a result of oral or written statements.

Section 6.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS, consistently applied.

Section 6.7	Assignment

No party hereto may assign its rights under this Agreement without the consent of the other parties, such consent not to be unreasonably withheld.

Section 6.8	Expenses

Each party shall pay its own costs and expenses relating to the transactions contemplated in this Agreement; provided that the Manager shall pay the costs and expenses of Sprott Physical Gold Trust relating to the transactions contemplated in this Agreement.

Section 6.9	Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.10	Further Assurances

Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

Section 6.11	Governing Laws

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract.

Section 6.12	Time of Essence

Time shall be of the essence in this Agreement.

Section 6.13	Severability

In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

Section 6.14	Injunctive Relief

The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the non-breaching party or parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

Section 6.15	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

Section 6.16	No Personal Liability of Sprott Trustees or GTU Trustees

The Sprott Trustees and the GTU Trustees, in incurring any debts, liabilities or obligations, or in taking or omitting any other actions for or in connection with the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable, in connection and in accordance with this Agreement, are, and shall be conclusively deemed to be, acting for and on behalf of Sprott Physical Gold Trust or Central GoldTrust, as applicable, and not in their own personal capacities. None of the Sprott Trustees or the GTU Trustees shall be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to Sprott Physical Gold Trust or Central GoldTrust, as applicable, or with respect to the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable. No property or assets of the Sprott Trustees or the GTU Trustees, respectively, owned in their personal capacity or otherwise, shall be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Agreement. No recourse may be had or taken, directly or indirectly, against the Sprott Trustees or the GTU Trustees in their personal capacities in respect of matters taken or done in accordance with this Agreement. Sprott Physical Gold Trust or Central GoldTrust, as applicable, shall be solely liable therefor and resort shall be had solely to the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, for payment or performance thereof; and no unitholder of Sprott Physical Gold Trust or Central GoldTrust, as applicable, as such shall be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the obligations or the affairs of Sprott Physical Gold Trust or Central GoldTrust, as applicable, or the acts or omissions of the Sprott Trustees or the GTU Trustees, as applicable, and all such persons shall look solely to the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, for satisfaction of claims of any nature arising out of or in connection therewith and the property and assets of Sprott Physical Gold Trust or Central GoldTrust, as applicable, only shall be subject to levy or execution.

[Signature page follows]

IN WITNESS WHEREOF the parties hereto have executed this Merger Agreement as of the date first written above.

SPROTT PHYSICAL GOLD TRUST, by its manager, SPROTT ASSET MANAGEMENT LP by its general partner, SPROTT ASSET MANAGEMENT GP INC.

By:
Authorized Signatory

CENTRAL GOLDTRUST, by its attorney, SPROTT ASSET MANAGEMENT GOLD BID LP, by its general partner, SPROTT ASSET MANAGEMENT GOLD BID GP INC. (as authorized by a special resolution in writing of the GTU Unitholders, dated ●)

By:
Authorized Signatory

SPROTT ASSET MANAGEMENT GOLD BID LP, by its general partner, SPROTT ASSET MANAGEMENT GOLD BID GP INC.

By:
Authorized Signatory

Appendix C

ADDITIONAL INFORMATION CONCERNING

SPROTT PHYSICAL GOLD TRUST AND PHYS UNITS

Outstanding PHYS Units

GoldTrust has been advised that as of December 16, 2015, 144,610,867 PHYS Units were issued and outstanding.

Consolidated Capitalization of Sprott Physical Gold Trust

GoldTrust has been advised that there have been no material changes in Sprott Physical Gold Trust’s capitalization since September 30, 2015, the date of Sprott Physical Gold Trust’s most recently filed financial statements.

Trading Price and Volume of PHYS Units

On December 16, 2015, the closing prices of the PHYS Units on the TSX and NYSE Arca were U.S.$8.85 and U.S.$8.80, respectively.

The following table sets forth the reported intraday high and low daily trading prices and the aggregate volume of trading of PHYS Units on the TSX and NYSE Arca during the periods indicated:

Monthly Price Range and Trading Volumes:

Calendar Period	NYSE Arca			TSX
	High (U.S.$)	Low (U.S.$)	Aggregate Volume	High (U.S.$)	Low (U.S.$)	Aggregate Volume
April, 2014	11.07	10.57	10,591,814	11.05	10.60	104,651
May, 2014	10.91	10.29	11,260,221	11.11	10.29	165,457
June, 2014	11.01	10.27	9,318,223	11.00	10.29	98,078
July, 2014	11.13	10.60	9,419,104	11.99	10.64	202,444
August, 2014	10.91	10.54	6,061,021	10.92	10.55	119,479
September, 2014	10.60	9.95	13,881,038	10.53	9.95	129,935
October, 2014	10.36	9.58	15,029,169	10.36	9.58	162,759
November, 2014	9.96	9.42	19,801,797	9.92	9.39	175,102
December, 2014	10.24	9.67	19,347,652	10.21	9.66	129,126
January, 2015	10.86	9.67	13,761,255	10.84	9.65	182,954
February, 2015	10.64	9.91	10,120,293	10.63	9.94	74,413
March, 2015	10.12	9.49	10,052,266	10.08	9.50	112,517
April, 2015	10.11	9.71	8,560,800	10.08	9.71	56,826
May, 2015	10.15	9.66	6,689,339	10.14	9.68	72,623
June, 2015	9.96	9.61	7,391,904	9.94	9.63	156,041
July, 2015	9.68	8.87	12,920,735	9.61	8.88	148,892
August, 2015	9.66	8.90	10,353,497	9.60	8.90	149,559
September, 2015	9.52	9.05	8,633,285	9.51	8.91	108,831
October, 2015	9.79	9.30	10,445,425	9.75	9.17	89,418
November, 2015	9.37	8.66	10,355,419	9.36	8.41	111,924
December 1 – 16, 2015	8.94	8.63	9,417,482	9.05	8.64	75,473

 C - 1

Prior Sales of PHYS Units

GoldTrust has been advised that Sprott Physical Gold Trust has not issued any PHYS Units within the 12 months preceding the date of this Circular.

 C - 2